Exhibit 99.1

Franco-Nevada Celebrates NYSE Listing

TORONTO, September 6, 2011 - Franco-Nevada Corporation (NYSE: FNV) (TSX: FNV) is pleased to announce that its common shares have been authorized for listing on the New York Stock Exchange (NYSE) commencing on September 8, 2011. Executives and board members of the company will visit the NYSE on Thursday to attend the company’s commencement of trading under the symbol “FNV”. The common shares of the Company will continue to be listed on the Toronto Stock Exchange (TSX) in Canada under the same symbol.

To commemorate the occasion, Pierre Lassonde, Chairman, and David Harquail, Chief Executive Officer, will ring the NYSE Opening Bell. David Harquail stated “This is the ideal time to present Franco-Nevada to US investors as a growth and dividend paying alternative to the gold ETF.”

Corporate Summary

Franco-Nevada Corporation (NYSE: FNV) (TSX: FNV) is a gold-focused royalty and stream company with additional interests in platinum group metals, oil & gas and other assets. The Company has a diversified portfolio of high margin assets along with a growing pipeline of development assets with exposure to some of the largest gold discoveries in the world. Its business model benefits from rising commodity prices and new discoveries while limiting operating and capital cost inflation. Franco-Nevada is generating growing free cash flow and increasing dividends and is the gold investment that works.

For more information, please go to our website at www.franco-nevada.com or contact:

David Harquail	Sandip Rana
President & CEO	Chief Financial Officer
416-306-6300	416-306-6303